Exhibit 99.5
FOR IMMEDIATE RELEASE — April 2, 2007 — CALGARY, ALBERTA -PETROFLOW
ENERGY LTD. (TSX:PEF)
PETROFLOW ENERGY ANNOUNCES INCREASE IN BANKING FACILITY
PETROFLOW ENERGY LTD.
TSXV Symbol — PEF
CALGARY, ALBERTA, April 2, 2007 — Petroflow Energy Ltd. (“Petroflow”) is pleased to announce that it has increased its borrowing base availability to $US 30, 000,000 under a restated credit facility of up to $US 100,000,000. Texas Capital Bank, Petroflow’s current bank, has retained Guaranty Bank as co-lender and co-agent in providing this loan. The facility allows for potential borrowing base increases based on planned quarterly reviews of Petroflow’s reserves and financial performance due to ongoing drilling operations in Oklahoma and New Mexico. Additionally the lenders and Petroflow have agreed to an interim review within the next four to six weeks allowing for the addition of reserves now under completion.
“The increase in our borrowing capability is a direct result of our ongoing growth of reserves and production in Oklahoma.” Petroflow CEO John Melton was quoted as saying. The incremental funds are being used to repay Petroflow’s pre-existing bridge loan and to provide working capital substantially all of which is for Oklahoma and New Mexico drilling operation. John Melton also commented that “This significantly expanded banking facility will provide solid support for accelerated reserve growth through our ongoing drilling programs.”
Petroflow also is announcing the expiration of its previously announced Purchase and Sale agreement (“PSA”) to sell five of its producing wells in Oklahoma. The terms of the PSA called for the transaction to close on or before March 31, 2007, which did not occur, thus allowing Petroflow to retain these reserves under the restated credit facility.
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information, please contact: John Melton, President and Chief Executive Officer at (504) 453-2926 or Duncan Moodie, Chief Financial Officer at (403) 539-4311. Petroflow can also be reached at its website: www.petroflowenergy.com or by email: info@petroflowenergy.com.
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
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